March 23, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.

Registration Statement on Form S-1/A

Filed February 24, 2023

File No. 333-267967

To the men and women of the SEC:

On behalf of KEEMO Fashion Group Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 14, 2023, addressed to Ms. Liu Lu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 24, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial and related disclosures.

SEC Comment(s) Analysis

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your response to comment 4 and reissue. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor in your risk factors section, including heading, subheading, risk factor title, and page number.

Company Response:

We believe that page 1 has been amended to appropriately cross reference the indicated risk factors. There were a number of clerical errors in this section on the prospectus cover page which include duplicate bullet points and references to risk factors that are not present. This has been amended accordingly.

2. We note your disclosure that you believe you are not currently required to obtain approval from Chinese authorities, including the CSRC or CAC. Please expand your disclosure to state why you are not required to obtain such approval, including, if applicable, an analysis of your domestic company status under the February 17, 2023 CSRC rules.

Company Response:

We have amended page 1 accordingly.

Risks Relating to Our Company and Our Industry

A recent joint statement by the SEC and the Public Company Accounting Oversight Board..., page 4

3. Please revise your discussion of the HFCAA and AHFCAA in this risk factor to reflect the December 29, 2022 amendments to the HFCAA and AHFCAA, including that the number of "non-inspection years" has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting.

Company Response:

We have amended the risk factor on page 4 accordingly.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 23, 2023

/s/ Liu Lu

Liu Lu

Chief Executive Officer